UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37954

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: International Research Securities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2301 Cedar Springs #150
(No. and Street)

Dallas	TX	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gordon Peterson 214-754-0770
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McBee & Co.
(Name – *if individual, state last, first, middle name*)

718 Paulus Ave.	Dallas	TX	75214
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gordon Peterson _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of International Research Securities, Inc. _____, as of December 31 _____, 20 16 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____


SHERI ANN NELSON
Notary Public, State of Texas
Comm. Expires 06-03-2020
Notary ID 11025507

_____
Signature

CEO
_____
Title

Sheri Ann Nelson
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTERNATIONAL RESEARCH SECURITIES, INC.

Financial Statements

with

Supplemental Information

Year Ended December 31, 2016

INTERNATIONAL RESEARCH SECURITIES, INC.

CONTENTS



McBee & Co.
A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
International Research Securities, Inc.
Dallas, Texas

We have audited the accompanying statement of financial condition of International Research Securities, Inc. (the "Company") as of December 31, 2016, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of International Research Securities, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, and Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

McBee & Co.

McBee & Co, PC
February 27, 2017

718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500 • Fax 214.823.0707

INTERNATIONAL RESEARCH SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$	39,786
Receivable from broker-dealers and to clearing organizations		10,220
Other Assets		4,693
TOTAL ASSETS	**$**	**54,699**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable	$	3,500
Total Liabilities		3,500
Stockholder's Equity:		
Common stock, 100,000 shares authorized of $1.00 par value, 11,000 shares issued and outstanding		11,000
Additional paid-in capital		31,579
Retained earnings		8,620
Total Stockholder's Equity		51,199
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$**	**54,699**

The accompanying notes are an integral part of these financial statements.

INTERNATIONAL RESEARCH SECURITIES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2016

Revenues:		
Revenue from sale of investment company shares	$	300,683
Commission income		788
Other income		207
Total Revenue		301,678
Expenses:		
Compensation		249,934
Regulatory fees and expenses		9,392
Clearance		247
Other		39,626
Total Expenses		299,199
Income before provision for taxes		2,479
Provision for state income taxes		
Net Income	$	**2,479**

The accompanying notes are an integral part of these financial statements.

INTERNATIONAL RESEARCH SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2016

	Common Stock	Additional Paid-in-Capital	Retained Earnings	Total
Balance, December 31, 2015	$ 11,000	$ 31,579	$ 6,141	$ 48,720
Distributions to Stockholder				
Net Income			2,479	$ 2,479
Balance, December 31, 2016	**$ 11,000**	**$ 31,579**	**$ 8,620**	**$ 51,199**

The accompanying notes are an integral part of these financial statements.

INTERNATIONAL RESEARCH SECURITIES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2016

Balance, beginning of year	$
Increases	
Deductions	
Balance, end of year	$

The accompanying notes are an integral part of these financial statements.

INTERNATIONAL RESEARCH SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Income	$	2,479
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Change in operating assets and liabilities:		
Decrease in receivable from broker-dealers and clearing organizations		4,216
Increase in other assets		(1,176)
Decrease in accounts payable and accrued liabilities		(1,500)
Decrease in commissions payable		(4,216)
Net cash used in operating activities		(197)

CASH FLOWS FROM INVESTING ACTIVITIES:

Net cash Provided by (used in) financing activities		

CASH FLOWS FROM FINANCING ACTIVITIES:

Distribution to Stockholder		
Net cash used in financing activities		
Net decrease in cash and cash equivalents		(197)
Cash and cash equivalents at beginning of year		39,983
Cash and cash equivalents at end of year	$	**39,786**

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid for:		
Income Taxes	$	
Interest	$	

The accompanying notes are an integral part of these financial statements.

INTERNATIONAL RESEARCH SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016

NOTE 1 – Summary of Significant Accounting Policies

Nature of Operations and Basis of Presentation:

International Research Securities, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operated under SEC Rule 15c3-3(d)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer, until October 19, 2016. As of October 19, 2016 the Company became exempt from SEC Rule 15c3-3 under section (k)(2)(i), and accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company will not hold customer funds or safe keep customer securities. The Company does not hold customer funds or securities. The Company's customers are located throughout the United States. The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles and to general practices within the securities industry.

These financial statements were approved by management and available for issuance on February 27, 2017. Subsequent events have been evaluated through this date.

Cash and Cash Equivalents:

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are not held for sale in the ordinary course of business.

Receivables from Broker-Dealers and Clearing Organizations:

Receivables from broker-dealers and clearing organizations are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

Revenue Recognition:

Security transactions (and related commission revenue and expenses) are recorded on a settlement date basis, generally the third business day following the transactions. If materially different, commission income and related expense is adjusted to a trade date basis.

Income Taxes:

The Company files as an "S" corporation for Federal income tax purposes. The Company's net income is taxed at the shareholder level rather than at the corporate level for Federal income tax purposes, and thus, no provision for Federal income taxes has been made in the accompanying financial statements. The Company is liable for income taxes in the State of Texas, subject to certain exemptions.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises. The Company's federal and state income tax returns are subject to examination over various statutes of limitations generally ranging from three to five years.

NOTE 1 – Summary of Significant Accounting Policies (Continued)

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2016, the Company had net capital of approximately $46,302 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was
0.08 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Capital distributions to the stockholder can be made under a capital distribution policy approved by the Company's board of directors. Periodic distributions approved by the board of directors are made in order to enable the stockholder to pay federal income taxes on company profits, among other purposes.

NOTE 3 – Exemption from Rule 15c3-3

The Company operated under SEC Rule 15c3-3(d)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer, until October 19, 2016. Essentially, the requirements of Paragraph (k)(2)(ii) provide that all customer transactions are cleared on a fully disclosed basis through a clearing broker/dealer. As of October 19, 2016 the Company became exempt from SEC Rule 15c3-3 under section (k)(2)(i), and accordingly, is exempt from the remaining provisions of that Rule. Under these exemptive provisions, the disclosure of Information Relating to Possession or Control Requirements is not required.

During the year ended December 31, 2016, in the opinion of management, the Company has maintained compliance with the conditions for the exemptions specified in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3.

NOTE 4 – Related Party Transactions

The Company entered into an expense-sharing agreement with an affiliate whereby the Company is provided office space, office facilities and administrative help. Under this agreement, the Company is not directly or indirectly liable for any payments to the affiliate. Expenses incurred and paid to the affiliate under the expense sharing agreement totaled $11,927 for the year ended December 31, 2016.

The Company and various related entities are under common control and the existence of that control may create operating results and financial position significantly different than if the companies were autonomous.

NOTE 5 – Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2016, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

NOTE 6 – Concentration of Credit Risk

The Company is engaged in brokerage activities in which it engages in investment activities with limited partnerships and limited liability companies throughout the United States. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the company's policy to review, as necessary, the credit standing of each counter-party. The Company's financial instruments that are subject to concentrations of credit risk primarily consist of cash. The Company places its cash with one high credit quality institution. At times, such cash may be in excess of the FDIC insurance limits. The Company believes that it is not exposed to any significant risk related to cash.

NOTE 7 – SIPC Supplemental Reporting

The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

NOTE 8 – Recently Issued Accounting Pronouncements

In March 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-08-Revenue from Contracts with Customers (Topic 606) ("ASU 2016-08") Principal versus Agent Considerations (Reporting Revenue Gross versus Net as a supplement/amendment to ("ASU") 2014-09-Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"). ASU 2016-08 defines a situation when another party is involved in providing goods or services to a customer, an entity is required to determine whether the nature of its promise is to provide the specified good or service itself (that is, the entity is a principal) or to arrange for that good or service to be provided by the other party. When an entity that is a principal satisfies a performance obligation, the entity recognizes revenue in the gross amount of consideration to which it expects to be entitled in exchange for the specified good or service transferred to the customer. When an entity that is an agent satisfies a performance obligation, the entity recognizes revenue in the amount of any fee or commission to which it expects to be entitled in exchange for arranging for the specified good or service to be provided by the other party. An entity is a principal if it controls the specified good or service before that good or service is transferred to a customer. The Firm plans to adopt this standard in accordance with the standards. The Company does not expect the adoption of ASU 2016-08 to have a material impact on the Company's results of operations or financial condition.

NOTE 8 – Recently Issued Accounting Pronouncements (Continued)

In April 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-10-Revenue from Contracts with Customers (Topic 606) ("ASU 2016-10") Identifying Performance Obligations and Licensing as a supplement/amendment to ("ASU") 2014-09-Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"). ASU 2016-10 updates the requirements of Identifying Performance Obligations and Licensing Implementation Guidance. The Firm plans to adopt this standard in accordance with the standards. The Company does not expect the adoption of ASU 2016-10 to have a material impact on the Company's results of operations or financial condition.

In May 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-12-Revenue from Contracts with Customers (Topic 606) ("ASU 2016-10") Narrow-Scope Improvements and Practical Expedients as a supplement/amendment to ("ASU") 2014-09-Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"). ASU 2016-12 provides additional improvements and practical expedients. The Firm plans to adopt this standard in accordance with the standards. The Company does not expect the adoption of ASU 2016-10 to have a material impact on the Company's results of operations or financial condition.

In August 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-15-Statement of Cash Flows (Topic 230) Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 amends the treatment of specific cash flows issues. The updates are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Firm plans to adopt this standard in accordance with the standards. The Company does not expect the adoption of ASU 2016-15 to have a material impact on the Company's results of operations or financial condition.

In October 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-16- Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory. ASU 2016-16 to improve the accounting for the income tax consequences of intra-entity transfers of assets other than inventory. The updates are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Firm plans to adopt this standard in accordance with the standards. The Company does not expect the adoption of ASU 2016-15 to have a material impact on the Company's results of operations or financial condition.

In October 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-16 Consolidation (Topic 810): Interests Held through Related Parties That Are under Common Control. ASU 2016-16 amends the consolidation guidance on how a reporting entity that is the single decision maker of a VIE should treat indirect interests in the entity held through related parties that are under common control with the reporting entity when determining whether it is the primary beneficiary of that VIE. The updates are effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017. The Firm plans to adopt this standard in accordance with the standards. The Company does not expect the adoption of ASU 2016-16 to have a material impact on the Company's results of operations or financial condition.

NOTE 8 – Recently Issued Accounting Pronouncements (Continued)

In November 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-18—Statement of Cash Flows (Topic 230): Restricted Cash (a consensus of the FASB Emerging Issues Task Force). ASU 2016-18 addresses the diversity that exists in the classification and presentation of changes in restricted cash on the statement of cash flows under Topic 230, Statement of Cash Flows. The amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted, including adoption in an interim period. The Firm plans to adopt this standard in accordance with the standards. The Company does not expect the adoption of ASU 2016-18 to have a material impact on the Company's results of operations or financial condition.

In December 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-20—Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers. ASU 2016-20 narrows certain aspects of the guidance issued in Update 2014-09. The amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted, including adoption in an interim period. The Firm plans to adopt this standard in accordance with the standards. The Company does not expect the adoption of ASU 2016-20 to have a material impact on the Company's results of operations or financial condition.

In January 2017, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2017-01-Business Combinations (Topic 805): Clarifying the Definition of a Business ("ASU 2017-01"). ASU 2017-01 clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Company does not expect the adoption of ASU 2017-01 to have a material impact on the Company's results of operations or financial condition.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

as of

December 31, 2016

INTERNATIONAL RESEARCH SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission
As of December 31, 2016

COMPUTATION OF NET CAPITAL

Total Stockholder's Equity Qualified for Net Capital	$	51,199
Deductions and/or Charges:		
Non-allowable assets:		
Other assets		(4,693)
Net Capital before Haircuts on Securities Positions		46,506
Haircuts on Securities (computed, where applicable, pursuant to Rule 15c-3-1(f))		(204)
Net Capital	$	46,302

AGGREGATE INDEBTEDNESS

Items Included in Statement of Financial Condition		
Accounts payable	$	3,500
Total Aggregate Indebtedness	$	3,500

The accompanying notes are an integral part of these financial statements.

Schedule I, Continued

INTERNATIONAL RESEARCH SECURITIES, INC.

Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission

As of December 31, 2016

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required (6 2/3% of total aggregate indebtedness)	$	233
Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer	$	5,000
Minimum Net Capital Requirement	$	5,000
Net Capital in Excess of Minimum Required	$	41,302
Net Capital in Excess of Minimum Required at 1000%	$	40,302
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.08 TO 1

RECONCILIATION WITH COMPANY'S COMPUTATION

No material differences existed between the audited computation of net capital pursuant to Rule 15c3-1 as of December 31, 2016 and the corresponding unaudited filing of part IIA of the FOCUS Report/form X-17A-5 filed by International Research Securities, Inc.

The accompanying notes are an integral part of these financial statements.

INTERNATIONAL RESEARCH SECURITIES, INC.

**Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission**

As of December 31, 2016

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customers transactions are cleared through another broker-dealer on a fully disclosed basis from January 1, 2016 until October 19, 2016. As of October 19, 2016 the Company became exempt from SEC Rule 15c3-3 under section (k)(2)(i). The Company has not had any transactions during the year ending December 31, 2016, relating to the possession or control of securities for which Rule 15c3-3 does not apply. There were no transactions during the year that required a reserve computation to be made. No facts came to our attention to indicate that the exemption had not been complied with during the period since the last examination.

Company's Clearing Firm: Hilltop Securities, Inc.

The accompanying notes are an integral part of these financial statements.

Report of Independent Registered Public

Accounting firm on Management's

Exemption Report



McBee & Co.

A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
International Research Securities, Inc.
Dallas, Texas

We have reviewed management's statements, included in the accompanying Broker-Dealer Annual Exemption Report, in which (1) International Research Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) from January 1, 2016 to October 19, 2016 and from 17 C.F.R. §240.15c3-3: (2)(i) from October 19, 2016 to December 31, 2016 (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year, December 31, 2016, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

McBee & Co., PC
February 27, 2017

718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500 • Fax 214.823.0707

INTERNATIONAL RESEARCH

INTERNATIONAL RESEARCH SECURITIES, INC.

BROKER-DEALER ANNUAL EXEMPTION REPORT

DECEMBER 31, 2016

International Research Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customers transactions are cleared through another broker-dealer on a fully disclosed basis from January 1, 2016 until October 19, 2016. As of October 19, 2016 the Company became exempt from SEC Rule 15c3-3 under section (k)(2)(i). The Company has not had any transactions during the year ending December 31, 2016, relating to the possession or control of securities for which Rule 15c3-3 does not apply.

INTERNATIONAL RESEARCH SECURITIES, INC.

I, Gordon Peterson, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _Gordon Peterson_

Gordon Peterson
CEO

February 27, 2017

2301 Cedar Springs #150 * Dallas, TX * 75201 * *p* 214-754-0770 * gpeterson@intlresearch.com

Member FINRA, SIPC